UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Snowflake Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

833445109
(CUSIP Number)

Altimeter Capital Management, LP, One International
Place, Suite 4610, Boston, MA 02110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


?
Rule 13d-1(b)


X
Rule 13d-1(c)


?
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shal l not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however , see the Notes).







CUSIP No. 833445109

13G

Page 2 of 6 Pages






1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brad Gerstner


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

3,078,554


6.

SHARED VOTING POWER

12,424,944


7.

SOLE DISPOSITIVE POWER

3,078,554


8.

SHARED DISPOSITIVE POWER

12,424,944

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

15,503,498


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.71%


12.

TYPE OF REPORTING PERSON (see instructions)

IN












CUSIP No. 833445109

13G

Page 3 of 6 Pages

Item 1.


(a)
Name of Issuer
Snowflake Inc. (the "Issuer")




(b)
Address of Issuer's Principal Executive Offices
450 Concar Drive, San Mateo, CA 94402

Item 2.


(a)
Name of Person Filing
This Amendment No. 5 to the Schedule 13G (this "Amendment") is being filed on behalf of Brad Gerstner,
who is referred to as the "Reporting Person." Mr. Gerstner is the sole managing principal of the General
Partner (Altimeter Capital Management General Partner, LLC) and the Investment Manager (Altimeter Capital
Management, LP).  The General Partner is the sole general partner of the
 Investment Manager, which is the
investment manager of the private investment vehicles (the "Fund").
This Amendment modifies the amended
Schedule 13G filed with the Securities and Exchange Commission on February 14, 2023.




(b)
Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One
International Place, Suite 4610, Boston, MA 02110.




(c)
Citizenship
Mr. Gerstner is a United States citizen.




(d)
Title of Class of Securities
Class A Common Stock, par value $0.0001 per share




(e)
CUSIP Number
833445109



Item 3.  If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person
filing is a:

Not applicable.

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).



(b)
?
Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).



(c)
?
Insurance company as defined in section 3(a)(19) of the Act
 (15 U.S.C. 78c).



(d)
?
Investment company registered under section 8 of the Investment
 Company Act of 1940 (15 U.S.C. 80a-8).







CUSIP No. 833445109

13G

Page 4 of 6 Pages


(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f)
?
An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);



(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);



(i)
?
A church plan that is excluded from the definition of
 an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);



(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

The beneficial ownership of the Reporting Person of shares
 of Common Stock ("Common Stock") as of December
29, 2023 is as follows: (i) each of the General Partner
 (as the general partner of the Investment Manager) and the Investment Manager (as the investment manager of the
 Fund) beneficially owns  12,424,944 shares of Common
Stock, representing approximately 4.71% of such class of security; and (iv) Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner and direct ownership) beneficially owns 15,503,498 shares of Common
 Stock representing 4.71% of such class security. All ownership percentages of the securities reported herein are based upon a total of 329,300,000 shares of Common Stock shares outstanding as of January 5, 2024.

Some of the shares reported herein for the General Partner,
 the Investment Manager and Mr. Gerstner represent shares of Class A Common Stock beneficially owned and held of record by the Fund and several private funds
(collectively, the "Altimeter Entities") for which the
 Investment Manager serves as the investment manager.
The General Partner serves as the sole general partner
 of the Investment Manager. Shares reported herein for Mr. Gerstner represent shares of Class A Common Stock either beneficially owned and held of record by the Altimeter Entities or held directly. Mr. Gerstner is the sole managing principal of the General Partner, the
 Investment Manager and the Fund General Partner.
Shares reported herein for the Fund General Partner represent shares of Class A
Common Stock either beneficially owned and held of record by the Fund or held directly.

For the total amount of shares reported herein, 15,503,498 of such shares represents shares of
 Class A Common
Stock beneficially owned and held of record by one of the Altimeter Entities.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.










CUSIP No. 833445109

13G

Page 5 of 6 Pages



(a)

Amount beneficially owned:
Brad Gerstner - 15,503,498 shares





(b)

Percent of class:
Brad Gerstner - 4.71%





(c)

Number of shares as to which the person has:








(i)
Sole power to vote or to direct the vote
Brad Gerstner -  3,078,554 shares








(ii)
Shared power to vote or to direct the vote
Brad Gerstner - 15,503,498 shares






Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person, Mr. Brad Gerstner, has ceased to be the beneficial owner of more than
 5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the
 Subsidiary Which Acquired the Security Being
Reported on
By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.










CUSIP No. 833445109

13G

Page 6 of 6 Pages


Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not
acquired and are not held for the purpose of or
 with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in
this statement is true, complete and correct.


February 14, 2024

BRAD GERSTNER



By: /s/ Brad Gerstner



Brad Gerstner, individually